Filed pursuant to Rule 424(b)(2)
Registration No. 333-131347

Prospectus

431,161 Shares

LEXINGTON CORPORATE PROPERTIES TRUST

Common Shares Of Beneficial Interest

We are Lexington Corporate Properties Trust, a self-managed and self-administered real estate investment trust, or REIT, that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. Our executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015, and our telephone number is (212) 692-7200.

This prospectus relates to the possible offer of up to 431,161 shares of beneficial interest classified as common stock, which we refer to as our common shares, which we may issue in exchange for the redemption of an equal number of units of limited partnership, or OP units, issued by our controlled operating partnership subsidiary, Lepercq Corporate Income Fund, L.P, or LCIF. 28,230 of the OP Units were issued on August 1, 1995, and are redeemable on February 1, 2006, and each February 1st thereafter; 171,168 of the OP units were issued on December 31, 1996, and are redeemable on January 15, 2006, and each January 15th thereafter; and 231,763 were issued as of December 31, 2003, and are redeemable on January 15, 2006, and each January 15th, April 15th, July 15th and October 15th thereafter, as more fully described in this prospectus. E. Robert Roskind, our Chairman, beneficially owns 110,098 of the 431,161 OP units, and Richard J. Rouse, our Vice Chairman and Chief Investment Officer, beneficially owns 12,723 of the 431,161 OP units. We will not receive proceeds from any issuance of common shares in exchange for OP units. We are not being assisted by any underwriter in connection with any issuance of common shares in exchange for OP units.

We are registering the common shares being offered by this prospectus in order to permit the recipient thereof to sell such shares generally without restriction, in the open market or otherwise. However, the registration of such common shares does not necessarily mean that any of the OP units will be submitted for redemption or that any of the common shares to be issued upon such redemption will be offered or sold by the recipient thereof.

Our common shares trade on the New York Stock Exchange under the symbol “LXP.” On January 24, 2006, the last reported sale price of our common shares, as reported on the New York Stock Exchange, was $22.48 per share.

YOU SHOULD BE AWARE THAT AN INVESTMENT IN OUR COMMON SHARES INVOLVES VARIOUS RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS JANUARY 27, 2006.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

Certain information included or incorporated by reference in this prospectus and any applicable prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate market specifically, adverse developments with respect to our tenants, legislative/regulatory changes including changes to laws governing the taxation of REITs, availability of debt and equity capital, interest rates, competition, supply and demand for properties in our current and proposed market areas, policies and guidelines applicable to REITs and the other factors described under the heading “RISK FACTORS” in any supplement to this prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus and any applicable prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

ABOUT THIS PROSPECTUS

All references to the “Company,” “we,” “our” and “us” in this prospectus mean Lexington Corporate Properties Trust and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term “you” refers to a prospective investor.

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PROSPECTUS SUMMARY

The following summary highlights information included elsewhere in or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should read the following summary together with the more detailed information included or incorporated by reference in this prospectus, including the risk factors regarding our business and our common shares being offered hereby.

Our Company

We are a self-managed and self-administered real estate investment trust, commonly referred to as a REIT, formed under the laws of the State of Maryland. Our common shares, our beneficial interests classified as preferred stock, which we refer to as our preferred shares, of which we have two classes outstanding, our 8.05% Series B Cumulative Redeemable Series B Preferred Stock, or Series B Preferred Shares, and our 6.50% Series C Cumulative Convertible Preferred Stock, or Series C Preferred Shares, are traded on the New York Stock Exchange under the symbols “LXP”, “LXP_pb” and “LXP_pc”, respectively. Our primary business is the acquisition, ownership and management of a geographically diverse portfolio of net leased office, industrial and retail properties. Substantially all of our properties are subject to triple net leases, which are generally characterized as leases in which the tenant bears all or substantially all of the costs and cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance. As of September 30, 2005, we had ownership interests in 187 properties, located in 38 states and containing an aggregate of approximately 40.2 million net rentable square feet of space. Fifty-six of these properties, containing approximately 13.9 million net rentable square feet of space, were held through non-consolidated joint ventures with third parties. Approximately 97.7% of the net rentable square feet was leased.

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 1993. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders.

We grow our portfolio primarily by acquiring properties from (i) corporations and other entities in sale-leaseback transactions, (ii) developers of newly-constructed properties built to suit the needs of a corporate tenant and (iii) sellers of properties subject to an existing lease. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that this diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions and dispositions, expand existing properties, attract investment grade and other quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable. Additionally, we enter into joint ventures with third-party investors as a means of creating additional growth and expanding the revenue realized from advisory and asset management activities.

Through a wholly-owned taxable REIT subsidiary, we act as the external advisor to Lexington Strategic Asset Corp., or LSAC, a specialty investment company of which we own approximately 32% of the fully diluted outstanding common stock. LSAC seeks to make investments in (i) general purpose real estate net leased to unrated or below investment grade credit tenants, (ii) net leased special purpose real estate located in the United States, such as medical buildings, theaters, hotels and auto dealerships, (iii) net leased properties located in the Americas outside of the United States with rent payments denominated in United States dollars which are typically leased to U.S. companies, (iv) specialized facilities in the United States supported by net leases or other contracts where a significant portion of the facility’s value is in equipment or other improvements, such as power generation assets and cell phone towers, and (v) net leased equipment and major capital assets that are integral to the operations of LSAC’s tenants and LSAC’s real estate investments.

Our operating partnership structure enables us to acquire properties by issuing to sellers, as a form of consideration, limited partnership interests in any of our three operating partnership subsidiaries. We refer to these limited partnership interests as OP units. The OP units are redeemable, after certain dates, for our common shares. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of dividends and distributions.

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Our principal executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119-4015, our telephone number is (212) 692-7200 and our Internet address is www.lxp.com. None of the information on our website that is not otherwise expressly set forth in or incorporated by reference in this prospectus is a part of this prospectus.

Securities That May Be Offered

This prospectus relates to the possible issuance by us of up to 431,161 common shares, if and to the extent that, certain holders elect to tender up to an aggregate of 431,161 OP units in LCIF for redemption commencing on January 15, 2006 and 28,230 OP units in LCIF for redemption commencing on February 1, 2006, and, with respect to 28,230 of the OP units, each February 1st thereafter, with respect to 171,168 of the OP units, each January 15th thereafter, and with respect to the remaining 231,763 OP units, each January 15th, April 15th, July 15th and October 15th thereafter. We are registering the 431,161 common shares for sale to permit the holders thereof to sell such shares generally without restriction in the open market or otherwise, but the registration of such shares does not necessarily mean that any of such OP units will be tendered for redemption or that any of such shares will be offered or sold by the holders thereof.

We will not receive any proceeds from the issuance of our common shares covered by this prospectus.

Risk Factors

Investing in our common shares involves various risks. In considering whether to purchase our common shares, you should carefully consider the matters discussed under “RISK FACTORS” beginning on page 3 of this prospectus.

RISK FACTORS

In evaluating an investment in our common shares, you should carefully consider the following factors, in addition to other information set forth or incorporated by reference in this prospectus. See the sections entitled “WHERE YOU CAN FIND MORE INFORMATION”on page 41 of this prospectus and “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 41 of this prospectus.

Risks involved in single tenant leases. We focus our acquisition activities on real properties that are net leased to single tenants. Therefore, the financial failure of, or other default by, a single tenant under its lease is likely to cause a significant reduction in the operating cash flow generated by the property leased to that tenant and might decrease the value of that property.

Dependence on major tenants. Revenues from several of our tenants and/or their guarantors constitute a significant percentage of our rental revenues. As of September 30, 2005, our 15 largest tenants/guarantors, which occupied 47 properties, represented approximately 37.3% of our rental revenue for the nine months ended September 30, 2005, including our proportionate share of rental revenue from non-consolidated entities and rental revenue recognized from properties sold through the respective date of sale. The default, financial distress or bankruptcy of any of the tenants of these properties could cause interruptions in the receipt of lease revenues from these tenants and/or result in vacancies, which would reduce our revenues and increase operating costs until the affected property is re-let, and could decrease the ultimate sales value of that property. Upon the expiration or other termination of the leases that are currently in place with respect to these properties, we may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with the re-leasing.

Leverage. We have incurred, and expect to continue to incur, indebtedness (secured and unsecured) in furtherance of our activities. Neither our declaration of trust nor any policy statement formally adopted by our board of trustees limits either the total amount of indebtedness or the specified percentage of indebtedness that we may incur. Accordingly, we could become more highly leveraged, resulting in increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. Our current credit facility contains cross-default provisions to our other material indebtedness (as defined therein). In the event of a default on such other material indebtedness, our indebtedness under our current credit facility could be accelerated. Depending upon the amount of indebtedness under our current credit facility, such an acceleration could have a material adverse impact on our financial condition and results of operations. Our current unsecured revolving credit facility also contains various covenants which limit the amount of secured, unsecured and variable-rate indebtedness we may incur and restricts the amount of capital we may invest in specific categories of assets in which we may otherwise want to invest.

Risks relating to interest rate increases. We have exposure to market risks relating to increases in interest rates due to our variable-rate debt. An increase in interest rates may increase our costs of borrowing on existing variable-rate indebtedness, leading to a reduction in our net income. As of September 30, 2005, we had outstanding $12.3 million in variable-rate indebtedness which represents 1.0% of our total mortgages and notes payable. The level of our variable-rate indebtedness, along with the interest rate associated with such variable-rate indebtedness, may change in the future and materially affect our interest costs and net income.

In addition, our interest costs on our fixed-rate indebtedness can increase if we are required to refinance our fixed-rate indebtedness at maturity at higher interest rates.

Risks associated with refinancing. A significant number of our properties are subject to mortgage notes with balloon payments due at maturity. As of September 30, 2005, the scheduled balloon payments for our consolidated properties for the remainder of 2005 and the next four calendar years are as follows:

•	2005 — $0;
•	2006 — $11.9 million;
•	2007 — $0;
•	2008 — $65.6 million; and
•	2009 — $47.7 million.

As of September 30, 2005, none of our joint venture properties require a balloon payment prior to 2009, at which time $69.0 million (of which our proportionate share is $23.6 million) will become due.

Our ability to make the scheduled balloon payments will depend upon the amount available under our unsecured revolving credit facility and our ability either to refinance the related mortgage debt or to sell the related property.

Our ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, the lease terms of the mortgaged properties, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties and tax laws. If we are unable to obtain sufficient financing to fund the scheduled non-recourse balloon payments or to sell the related property at a price that generates sufficient proceeds to pay the scheduled non-recourse balloon payments, we would lose our entire investment in the related property.

On January 5, 2006, we announced that we informed the holder of the non-recourse mortgage on one of our properties located in Milpitas, California that we will no longer make debt service payments as a result of a vacancy caused by the expiration of the lease on this property in December 2005. As a result of this decision, we will record an impairment charge of approximately $12.1 million in the fourth quarter of 2005, which is equal to the difference between this property’s net book value (approximately $17.3 million) and our estimate of the property’s fair market value (approximately $5.2 million). Any adjustment made to the approximately $11.1 million owed by us, which is net of $0.9 million in escrow deposits, will be recognized as a debt satisfaction gain in the period it occurs. Currently, we are exploring our options with respect to this property, which include a conveyance of this property to the lender. This option would result in a debt satisfaction gain of approximately $5.9 million.

Uncertainties relating to lease renewals and re-letting of space. Upon the expiration of current leases for space located in our properties, we may not be able to re-let all or a portion of that space, or the terms of re-letting (including the cost of concessions to tenants) may be less favorable to us than current lease terms. If we are unable to re-let promptly all or a substantial portion of the space located in our properties or if the rental rates we receive upon re-letting are significantly lower than current rates, our net income and ability to make expected distributions to our shareholders will be adversely affected due to the resulting reduction in rent receipts and increase in our property operating costs. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases. As of September 30, 2005, our scheduled lease maturities, including our proportionate share of joint venture investments, for the remainder of 2005 and the next four calendar years are as follows:

LEASES MATURING IN:	NUMBER OF LEASES	CURRENT ANNUAL RENT ($000)

2005	1	$ 2,488
2006	9	10,240
2007	5	11,251
2008	8	8,902
2009	16	22,216
Total	39	$ 55,097

Defaults on cross-collateralized properties. As of the date of this prospectus, the mortgages on three sets of two properties, for an aggregate of six properties, are cross-collateralized: (1) Canton, Ohio and Spartansburg, South Carolina, (2) 730 N. Black Branch Road, Elizabethtown, Kentucky and 750 N. Black Branch Road, Elizabethtown, Kentucky, and (3) Dry Ridge, Kentucky and Owensboro, Kentucky. To the extent that any of our properties are cross-collateralized, any default by us under the mortgage note relating to one property will result in a default under the financing arrangements relating to any other property that also provides security for that mortgage note or is cross-collateralized with such mortgage note.

Possible liability relating to environmental matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, as an owner of real property, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under our properties, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and penalties and damages for injuries to persons and adjacent property). These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and our liability therefor could exceed the value of the property and/or our aggregate assets. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent that property or to borrow using that property as collateral, which, in turn, would reduce our revenues and ability to make distributions.

A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although our tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of any of our tenants to satisfy any obligations with respect to the property leased to that tenant, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

From time to time, in connection with the conduct of our business, and prior to the acquisition of any property from a third party or as required by our financing sources, we authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our properties. Based upon these environmental reports and our ongoing review of our properties, as of the date of this prospectus, we are not aware of any environmental condition with respect to any of our properties that we believe would be reasonably likely to have a material adverse effect on us.

There can be no assurance, however, that the environmental reports will reveal all environmental conditions at our properties or that the following will not expose us to material liability in the future:

•	the discovery of previously unknown environmental conditions;
•	changes in law;
•	activities of tenants; or
•	activities relating to properties in the vicinity of our properties.

Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.

Uninsured loss. We carry comprehensive liability, fire, extended coverage and rent loss insurance on most of our properties, with policy specifications and insured limits that we believe are customary for similar properties.

However, with respect to those properties where the leases do not provide for abatement of rent under any circumstances, we generally do not maintain rent loss insurance. In addition, there are certain types of losses, such as losses resulting from wars, terrorism or certain acts of God that generally are not insured because they are either uninsurable or not economically insurable.

Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

Risks relating to terrorism. Future terrorist attacks such as the attacks which occurred in New York City, Pennsylvania and Washington, D.C. on September 11, 2001, and the military conflicts such as the military actions taken by the United States and its allies in Afghanistan and Iraq, could have a material adverse effect on general economic conditions, consumer confidence and market liquidity.

Among other things, it is possible that interest rates may be affected by these events. An increase in interest rates may increase our costs of borrowing on existing variable-rate indebtedness, leading to a reduction in our net income.

These types of terrorist acts could also result in significant damages to, or loss of, our properties.

We and our tenants may be unable to obtain adequate insurance coverage on acceptable economic terms for losses resulting from acts of terrorism. Our lenders may require that we carry terrorism insurance even if we do not believe this insurance is necessary or cost effective. We may also be prohibited under the applicable lease from passing all or a portion of the cost of such insurance through to the tenant. Should an act of terrorism result in an uninsured loss or a loss in excess of insured limits, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

Competition. There are numerous commercial developers, real estate companies, financial institutions and other investors with greater financial resources than we have that compete with us in seeking properties for acquisition and tenants who will lease space in our properties. Due to our focus on net lease properties located throughout the United States, and because most competitors are locally and/or regionally focused, we do not encounter the same competitors in each region of the United States. Our competitors include other REITs, financial institutions, insurance companies, pension funds, private companies and individuals. This competition may result in a higher cost for properties that we wish to purchase.

Failure to maintain effective internal controls could have a material adverse effect on our business, operating results and share price. Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.

If we fail to maintain the adequacy of our internal controls, as such standards may be modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and to maintain our qualification as a REIT and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, our REIT qualification could be jeopardized, investors could lose confidence in our reported financial information, and the trading price of our shares could drop significantly.

Interest rate fluctuations. It is likely that the public valuation of our common shares will be related primarily to the earnings that we derive from rental income with respect to our properties and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise, the market price of our common shares may decrease because potential investors seeking a higher dividend yield than they would receive from our common shares may sell our common shares in favor of higher rate interest-bearing securities.

Inability to carry out our growth strategy. Our growth strategy is based on the acquisition and development of additional properties, including acquisitions through co-investment programs such as joint ventures. In the context of our business plan, “development” generally means an expansion or renovation of an existing property or the acquisition of a newly constructed property. We typically provide a developer with a commitment to acquire a property upon completion of construction. Our plan to grow through the acquisition and development of new properties could be adversely affected by trends in the real estate and financing businesses. The consummation of any future acquisitions will be subject to satisfactory completion of our extensive valuation analysis and due diligence review and to the negotiation of definitive documentation. We cannot be sure that we will be able to implement our strategy because we may have difficulty finding new properties at attractive prices that meet our investment criteria, negotiating with new or existing tenants or securing acceptable financing. If we are unable to carry out our strategy, our financial condition and results of operations could be adversely affected.

Acquisitions of additional properties entail the risk that investments will fail to perform in accordance with expectations, including operating and leasing expectations. Redevelopment and new project development are subject to numerous risks, including risks of construction delays, cost overruns or force majeure events that may increase project costs, new project commencement risks such as the receipt of zoning, occupancy and other required governmental approvals and permits, and the incurrence of development costs in connection with projects that are not pursued to completion.

We anticipate that some of our acquisitions and developments will be financed using the proceeds of periodic equity or debt offerings, lines of credit or other forms of secured or unsecured financing that will result in a risk that permanent financing for newly acquired projects might not be available or would be available only on disadvantageous terms. If permanent debt or equity financing is not available on acceptable terms to refinance acquisitions undertaken without permanent financing, further acquisitions may be curtailed or cash available for distribution may be adversely affected.

Concentration of ownership by certain investors. As of the date of this prospectus, E. Robert Roskind, the Chairman of our board of trustees, owned or controlled (including through trusts with respect to which he is a beneficiary) 762,771 common shares and 1,565,828 operating partnership units which are convertible, on a one-to-one basis, into our common shares, representing approximately 3.65% of our fully-diluted outstanding voting securities.

In 1999, we entered into a joint venture agreement with The Comptroller of the State of New York as trustee of The Common Retirement Fund, or “CRF,” to acquire properties. This joint venture has made investments in 13 (one of which was sold in 2005) properties for $403.0 million and no additional investments will be made unless they are made pursuant to a tax-free exchange. We have a 33 1/3% equity interest in this joint venture. In December 2001, we formed a second joint venture with CRF to acquire additional properties in an aggregate amount of up to approximately $560.0 million. We have a 25% equity interest in this joint venture. As of September 30, 2005, this joint venture had made investments in 12 properties for an aggregate capitalized cost of $389.3 million.

Under these joint venture agreements, CRF has the right to sell its equity position in the joint ventures to us. In the event CRF exercises its right to sell its equity interest in either joint venture to us, we may, at our option, either issue common shares to CRF for the fair market value of CRF’s equity position, based upon a formula contained in the joint venture agreement, or pay cash to CRF equal to 110% of the fair market value of CRF’s equity position. We have the right not to accept any property in the joint ventures (thereby reducing the fair market value of CRF’s equity position) that does not meet certain underwriting criteria. In addition, the joint venture agreements contain a mutual buy-sell provision in which either CRF or we can force the sale of any property.

In October 2003, we entered into a joint venture agreement with Clarion Lion Properties Fund, LLC, or “Clarion,” which was expanded in September 2004, to acquire properties in an aggregate amount of up to approximately $460.0 million. This joint venture has made investments in 16 properties for an aggregate capitalized cost of $457.0 and no additional investments will be made unless they are made pursuant to a tax-free exchange or upon the mutual agreement of Clarion and us. We have a 30% equity interest in this joint venture. Under the joint venture agreement, Clarion has the right to sell its equity position in the joint venture to us. In the event Clarion exercises its right to sell its equity interest in the joint venture to us, we may, at our option, either issue common shares to Clarion for the fair market value of Clarion’s equity position, based upon a formula contained in the partnership agreement, or pay cash to Clarion equal to 100% of the fair market value of Clarion’s equity position. We have the right not to accept any property in the joint venture (thereby reducing the fair market value of Clarion’s equity position) that does not meet certain underwriting criteria. In addition, the joint venture agreement contains a mutual buy-sell provision in which either Clarion or we can force the sale of any property.

In June 2004, we entered in a joint venture agreement with the Utah State Retirement Investment Fund, or “Utah,” which was expanded in December 2004, to acquire properties in an aggregate amount of up to approximately $345.0 million. As of September 30, 2005, this joint venture owned 14 properties for which it paid an aggregate capitalized cost of $241.1 million. We have a 30% equity interest in this joint venture. Under the joint venture agreement, Utah has the right to sell its equity position in the joint venture to us. This right becomes effective upon the occurrence of certain conditions. In the event Utah exercises its right to sell its equity interest in the joint venture to us, we may, at our option, either issue common shares to Utah for the fair market value of Utah’s equity position, based upon a formula contained in the joint venture agreement, or pay cash to Utah equal to 100% of the fair market value of Utah’s equity position. We have the right not to accept any property in the joint venture (thereby reducing the fair market value of Utah’s equity position) that does not meet certain underwriting criteria. In addition, the joint venture agreement contains a mutual buy-sell provision in which either Utah or we can force the sale of any property.

Dilution of common shares. Our future growth will depend in part on our ability to raise additional capital. If we raise additional capital through the issuance of equity securities, the interests of holders of our common shares, including the common shares being offered by this prospectus, could be diluted. Likewise, our board of trustees is authorized to cause us to issue preferred shares in one or more series, the holders of which would be entitled to dividends and voting and other rights as our board of trustees determines, and which could be senior to or convertible into our common shares. Accordingly, an issuance by us of preferred shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

Our Series C Preferred Shares may be converted by the holder, at its option, into our common shares at a current conversion rate of 1.8643 common shares per $50.00 liquidation preference, which is equivalent to an initial conversion price of approximately $26.82 per common share (subject to adjustment in certain events). Depending upon the number of Series C Preferred Shares being converted at one time, a conversion of Series C Preferred Shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

Under our joint venture agreements, our joint venture partners have the right to sell their equity position in the applicable joint venture to us. In the event one of our joint venture partners exercises its right to sell its equity interest in the applicable joint venture to us, we may, at our option, either issue our common shares to the exercising joint venture partner for the fair market value of the exercising joint venture partner’s equity position, based upon a formula contained in the applicable joint venture agreement, or pay cash to the exercising joint venture partner equal to either (i) 110% of the fair market value of the exercising joint venture partner’s equity position with respect to our joint ventures with CRF, or (ii) 100% of the fair market value of the exercising joint venture partner’s equity position with respect to Lion and Utah. An exercise by one or more of our joint venture partners and our election to satisfy an exercise with our common shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

As of the date of this prospectus, an aggregate of approximately 5,677,728 common shares are issuable upon (i) the exchange of all outstanding units of limited partnership interests in our operating partnership subsidiaries (5,647,228 common shares) and (ii) the exercise of outstanding options (including unvested options) under our equity-based award plans (30,500 common shares). Depending upon the number of such securities exchanged or exercised at one time, an exchange or exercise of such securities could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

Limited control over joint venture investments. Our joint venture investments are a significant portion of our assets and are also a significant component of our growth strategy. In particular, as of September 30, 2005, 56 of our 187 properties representing 13.9 million of our total of approximately 40.2 million net rentable square feet of space was owned by joint ventures in which we have an ownership interest ranging from 25% to 40%. For the nine months ended September 30, 2005, our joint venture investments accounted for approximately $5.1 million of equity in earnings, while our gross revenues totaled approximately $144.7 million (approximately $4.2 million of which represents advisory fees earned from our management of the joint ventures). As of September 30, 2005, we had approximately $2.2 billion in consolidated total assets of which $168.2 million was investment in joint ventures. Our joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our joint venture partner might, at any time, become bankrupt, have different interests or goals than we do, or take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor a joint venture partner would have full control over the joint venture. Also, there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures. Our credit facility restricts the amount of capital that we can invest in joint ventures.

Joint venture investments may conflict with our ability to make attractive investments. Under the terms of our active joint venture with CRF, we are required to first offer to the joint venture 50% of our opportunities to acquire office and industrial properties requiring a minimum investment of $15.0 million which are net leased primarily to investment grade tenants for a minimum term of ten years, are available for immediate delivery and satisfy other specified investment criteria.

Similarly, under the terms of our joint venture with Utah, unless 75% of Utah’s capital commitment is funded, we are required to first offer to the joint venture all of our opportunities to acquire certain office, bulk warehouse and distribution properties requiring an investment of $8.0 million to $30.0 million which are net leased primarily to non-investment grade tenants for a minimum term of at least nine years and satisfy other specified investment criteria, subject also to our obligation to first offer such opportunities to our joint venture with CRF.

On September 12, 2005, our board of trustees adopted a conflicts policy with respect to us and LSAC. In connection with a private placement by LSAC, we contributed to LSAC its indirect ownership interests in four real estate assets and financing deposits. In exchange, LSAC issued to us shares of its common stock having an aggregate value of approximately $33.2 million based on the offering price in the private offering. Under the conflicts policy we are required to first offer to LSAC, subject to the first offer rights of CRF and Utah, all of our opportunities to acquire (i) general purpose real estate net leased to unrated or below investment grade credit tenants, (ii) net leased special purpose real estate located in the United States, such as medical buildings, theaters, hotels and auto dealerships, (iii) net leased properties located in the Americas outside of the United States with rent payments denominated in United States dollars which are typically leased to U.S. companies, (iv) specialized facilities in the United States supported by net leases or other contracts where a significant portion of the facility’s value is in equipment or other improvements, such as power generation assets and cell phone towers, and (v) net leased equipment and major capital assets that are integral to the operations of LSAC’s tenants and LSAC’s real estate investments. To the extent that a specific investment opportunity, which is not otherwise subject to a first offer obligation to our joint ventures with CRF or Utah, is determined to be suitable to us and LSAC, the investment opportunity will be allocated to LSAC. Where full allocation to LSAC is not reasonably practicable (for example, if LSAC does not have sufficient capital), we may allocate a portion of the investment to ourselves after determining in good faith that such allocation is fair and reasonable. We will apply the foregoing allocation procedures between LSAC and any investment funds or programs, companies or vehicles or other entities that we control which have overlapping investment objectives with LSAC.

Only if all of our joint venture partners elect not to approve the applicable joint venture’s pursuit of an acquisition opportunity or the applicable exclusivity conditions have expired may we pursue the opportunity directly. As a result of the foregoing rights of first offer, we may not be able to make attractive acquisitions directly and may only receive a minority interest in such acquisitions through our minority interest in these joint ventures.

Conflicts of interest with respect to sales and refinancings. Two of our trustees and officers own limited partnership interests in our operating partnerships and, as a result, may face different and more adverse tax consequences than you will if we sell our properties or reduce our mortgage indebtedness on our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of such properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you. In the event of an appearance of a conflict of interest, the conflicted trustee or officer must recuse himself or herself from any decision making or seek a waiver of our Code of Business Conduct and Ethics.

Our ability to change our portfolio is limited because real estate investments are illiquid. Equity investments in real estate are relatively illiquid and, therefore, our ability to change our portfolio promptly in response to changed conditions will be limited. Our board of trustees may establish investment criteria or limitations as it deems appropriate, but currently does not limit the number of properties in which we may seek to invest or on the concentration of investments in any one geographic region. We could change our investment, disposition and financing policies without a vote of our shareholders.

Failure to qualify as a REIT. We believe that we have met the requirements for qualification as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1993, and we intend to continue to meet these requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. No assurance can be given that we have qualified or will remain qualified as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the federal income tax consequences of such qualification. If we do not qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our net taxable income. In addition, our income would be subject to tax at the regular corporate rates. We also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to our shareholders would be significantly reduced for each year in which we do not qualify as a REIT. In that event, we would not be required to continue to make distributions. Although we currently intend to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

Distribution requirements imposed by law limit our flexibility. To maintain our status as a REIT for federal income tax purposes, we are generally required to distribute to our shareholders at least 90% of our taxable income for that calendar year. Our taxable income is determined without regard to any deduction for dividends paid and by excluding net capital gains. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years. We intend to continue to make distributions to our shareholders to comply with the distribution requirements of the Code and to reduce exposure to federal income and nondeductible excise taxes. Differences in timing between the receipt of income and the payment of expenses in determining our income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis in order to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

Ownership limitations. For us to qualify as a REIT for federal income tax purposes, among other requirements, not more than 50% of the value of our capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined for federal income tax purposes to include certain entities) during the last half of each taxable year, and these capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year for which a REIT election is made). Our declaration of trust includes certain restrictions regarding transfers of our capital shares and ownership limits.

Actual or constructive ownership of our capital shares in excess of the share ownership limits contained in our declaration of trust would cause the violative transfer or ownership to be void or cause the shares to be transferred to a charitable trust and then sold to a person or entity who can own the shares without violating these limits. As a result, if a violative transfer were made, the recipient of the shares would not acquire any economic or voting rights attributable to the transferred shares. Additionally, the constructive ownership rules for these limits are complex and groups of related individuals or entities may be deemed a single owner and consequently in violation of the share ownership limits. We recommend that you read “RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES AND ANTI-TAKEOVER PROVISIONS” on page 14 of this prospectus for a detailed description of the share ownership limits.

These restrictions and limits may not be adequate in all cases, however, to prevent the transfer of our capital shares in violation of the ownership limitations.

The ownership limits discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though a change of control could involve a premium price for your common shares or otherwise be in your best interest.

Adverse legislative or regulatory tax changes. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a shareholder. Recently enacted legislation reduces individual tax rates applicable to certain corporate dividends. REIT dividends generally would not be eligible for reduced rates (other than dividends from LSAC and other taxable REIT subsidiaries that are distributed by us - see "FEDERAL INCOME TAX CONSIDERATIONS - Taxation of Taxable U.S. Shareholders," beginning on page 36 of this prospectus) because a REIT’s income generally is not subject to corporate level tax. As a result, investment in non-REIT corporations may be relatively more attractive than investment in REITs. This could adversely affect the market price of our shares.

Restrictions on a potential change of control. Our board of trustees is authorized by our declaration of trust to establish and issue one or more series of preferred shares without shareholder approval. As of the date of this prospectus, we had outstanding 3,160,000 Series B Preferred Shares that we issued in June 2003 and 3,100,000 Series C Preferred Shares that we issued in December 2004 and January 2005. Both our Series B and Series C Preferred Shares include provisions that may deter a change of control of us. The establishment and issuance of shares of our existing series of preferred shares or a future series of preferred shares could make more difficult a change of control of us.

In addition, we have entered into employment agreements with six of our executive officers which provide that, upon the occurrence of a change in control of us (including a change in ownership of more than 50% of the total combined voting power of our outstanding securities, the sale of all or substantially all of our assets, dissolution of our company, the acquisition, except from us, of 20% or more of our voting shares or a change in the majority of our board of trustees), those executive officers would be entitled to severance benefits based on their current annual base salaries and recent annual bonuses, as defined in the employment agreements. The provisions of these agreements could deter a change of control of us.

Our board of trustees may change our investment policy without shareholders’ approval. Subject to our fundamental investment policy to maintain our qualification as a REIT, our board of trustees will determine our investment and financing policies, our growth strategy and our debt, capitalization, distribution, acquisition, disposition and operating policies.

Although our board of trustees has no present intention to revise or amend these strategies and policies, it may do so at any time without a vote by our shareholders. Accordingly, our shareholders’ control over changes in our strategies and policies is limited to the election of trustees, and changes made by our board of trustees may not serve the interests of our shareholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to shareholders or qualify as a REIT.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the common shares covered by this prospectus.

PLAN OF DISTRIBUTION

This prospectus relates to our offering of up to 431,161 common shares if, and to the extent that, the holders of an equal number of OP units submit such OP units for redemption. We will not receive proceeds from any issuance of common shares in exchange for OP units (but we will acquire the OP units submitted for redemption).

We are registering the common shares covered by this prospectus in order to permit the recipient thereof to sell such shares generally without restriction, in the open market or otherwise. However, the registration of such common shares does not necessarily mean that any of the OP units will be submitted for redemption or that any of such common shares to be issued upon such redemption will be offered or sold by the recipient thereof.

The recipient of the common shares covered by this prospectus, and any agents or broker-dealers that participate with them in the distribution of such common shares, may be deemed “underwriters” within the meaning of the Securities Act and any commissions received by them on the resale of such common shares may be deemed to be underwriting commissions or discounts under the Securities Act.

DESCRIPTION OF OUR COMMON SHARES

The following summary of the material terms and provisions of our common shares does not purport to be complete and is subject to the detailed provisions of our declaration of trust and our by-laws, each of which is incorporated by reference into this prospectus. You should carefully read each of these documents in order to fully understand the terms and provisions of our common shares. For information on incorporation by reference, and how to obtain copies of these documents, see the sections entitled “WHERE YOU CAN FIND MORE INFORMATION” on page 41 of this prospectus and “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” on page 41 of this prospectus.

General

Under our declaration of trust, our board of trustees has authority to issue 160,000,000 common shares. Under Maryland law, our shareholders generally are not responsible for our debts or obligations as a result of their status as shareholders.

Terms

Subject to the preferential rights of any other shares or series of equity securities and to the provisions of our declaration of trust regarding excess shares, holders of our common shares are entitled to receive dividends on our common shares if, as and when authorized by our board of trustees and declared by us out of assets legally available therefor and to share ratably in those of our assets legally available for distribution to our shareholders in the event that we liquidate, dissolve or wind up, after payment of, or adequate provision for, all of our known debts and liabilities and the amount to which holders of any class of shares classified or reclassified or having a preference on distributions in liquidation, dissolution or winding up have a right.

Subject to the provisions of our declaration of trust regarding excess shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as otherwise required by law or except as otherwise provided in our declaration of trust with respect to any other class or series of shares, the holders of our common shares will possess exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of our outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining common shares will not be able to elect any trustees.

Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

We furnish our shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.

Subject to the provisions of our declaration of trust regarding excess shares, all of our common shares will have equal dividend, distribution, liquidation and other rights and will have no preference, appraisal or exchange rights.

Pursuant to the Maryland REIT law, a real estate investment trust generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in our declaration of trust. Our declaration of trust provides that those actions, with the exception of certain amendments to our declaration of trust for which a higher vote requirement has been set, will be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

Restrictions on Ownership

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities. See “RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES AND ANTI-TAKEOVER PROVISIONS” beginning on page 14 of this prospectus.

Transfer Agent

The transfer agent and registrar for our common shares is Mellon Investor Services, LLC.

RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES AND ANTI-TAKEOVER PROVISIONS

Restrictions Relating To REIT Status

For us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). Our declaration of trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our equity shares, defined as common shares or preferred shares. We refer to this restriction as the Ownership Limit. Our board of trustees may waive the Ownership Limit if evidence satisfactory to our board of trustees and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of equity shares or any security convertible into equity shares that would create a direct or indirect ownership of equity shares in excess of the Ownership Limit or that would result in our disqualification as a REIT, including any transfer that results in the equity shares being owned by fewer than 100 persons or results in us being “closely held” within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such equity shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Equity shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit, will automatically be exchanged for shares of beneficial interest classified as excess stock, which we refer to as our excess shares, that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such capital shares may be ultimately transferred without violating the Ownership Limit. While the excess shares are held in trust, they will not be entitled to vote, they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of excess shares prior to our discovery that equity shares have been transferred in violation of the provisions of our declaration of trust will be repaid to us upon demand. The excess shares are not treasury shares, but rather constitute a separate class of our issued and outstanding shares. The original transferee-shareholder may, at any time the excess shares are held by us in trust, transfer the interest in the trust representing the excess shares to any individual whose ownership of the equity shares exchanged into such excess shares would be permitted under our declaration of trust, at a price not in excess of the price paid by the original transferee-shareholder for the equity shares that were exchanged into excess shares, or, if the transferee-shareholder did not give value for such shares, a price not in excess of the market price (as determined in the manner set forth in our declaration of trust) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the excess shares will automatically be exchanged for equity shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days during the time any excess shares are held by us in trust, to purchase all or any portion of the excess shares from the original transferee-shareholder for the lesser of the price paid for the equity shares by the original transferee-shareholder or the market price (as determined in the manner set forth in our declaration of trust) of the equity shares on the date we exercise our option to purchase. The 90-day period begins on the date on which we receive written notice of the transfer or other event resulting in the exchange of equity shares for excess shares.

Each shareholder will be required, upon demand, to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of capital shares as our board of trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

This Ownership Limit may have the effect of precluding an acquisition of control unless our board of trustees determines that maintenance of REIT status is no longer in our best interest.

Authorized Capital

Under our declaration of trust, we have authority to issue up to 340,000,000 shares of beneficial interest, par value $0.0001 per share, of which 160,000,000 shares are classified as common shares, 170,000,000 shares are classified as excess shares and 10,000,000 shares are classified as preferred shares, of which 3,160,000 shares are designated as the 8.05% Series B Cumulative Redeemable Preferred Shares and 3,100,000 shares are designated as the 6.50% Series C Cumulative Convertible Preferred Shares. We may issue such shares from time to time in the discretion of our board of trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated preferred shares may be issued in one or more additional classes with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as will be fixed by our board of trustees. Our board of trustees is authorized to classify and reclassify any unissued capital shares by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares. This authority includes, without limitation, subject to the provisions of our declaration of trust, authority to classify or reclassify any unissued shares into a class or classes of preferred shares, preference shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of that class.

In some circumstances, the issuance of preferred shares, or the exercise by our board of trustees of its right to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for our common shares or seeking to change incumbent management.

Maryland Law

Business Combinations. Under Maryland law, "business combinations" between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the trust’s shares; or
•

an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of the trust.

•	A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which he otherwise would have become an interested shareholder.

After the five-year prohibition, any business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

•	eighty percent of the votes entitled to be cast by holders of outstanding voting shares of the trust; and
•

two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust's common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees prior to the time that the interested shareholder becomes an interested shareholder.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions. Maryland law provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by trustees who are employees of the trust are excluded from shares entitled to vote on the matter. Control Shares are voting shares which, if aggregated with all other shares owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,
•	one-third or more but less than a majority, or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Certain Elective Provisions of Maryland Law

Publicly-held Maryland statutory real estate investment trusts (“REITs”) may elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland REIT in its declaration of trust or by-laws (“charter documents”) or by resolution adopted by its board of trustees so long as the REIT has at least three trustees who, at the time of electing to be subject to the provisions, are not:

•	officers or employees of the REIT;

•	persons seeking to acquire control of the REIT;
•	trustees, officers, affiliates or associates of any person seeking to acquire control of the REIT; or
•	nominated or designated as trustees by a person seeking to acquire control of the REIT.

Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland REIT elects to be subject to any or all of the provisions by board resolution or by-law amendment. Shareholder approval is not required for the filing of these articles supplementary.

The Maryland law provides that a REIT can elect to be subject to all or any portion of the following provisions, notwithstanding any contrary provisions contained in that REIT’s existing charter documents:

Classified Board: The REIT may divide its board into three classes which, to the extent possible, will have the same number of trustees, the terms of which will expire at the third annual meeting of shareholders after the election of each class;

Two-thirds Shareholder Vote to Remove Trustees: The shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees;

Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board;

Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualifies; and

Shareholder Calls of Special Meetings: Special meetings of shareholders may be called by the secretary of the REIT only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with procedures set out in the Maryland General Corporation Law.

We have not elected to be governed by these specific provisions. However, our declaration of trust and/or by-laws, as applicable, already provide for an 80% vote to remove trustees only for cause, and that the number of trustees may be determined by a resolution of our board of trustees, subject to a minimum number. In addition, we can elect to be governed by any or all of the provisions of the Maryland law at any time in the future.

DESCRIPTION OF OP UNITS

The material terms of the OP units, including a summary of certain provisions of the Fifth Amended and Restated Agreement of Limited Partnership of LCIF, as amended and supplemented,, which we refer to as the Partnership Agreement, as in effect as of the date of this prospectus, are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement. For a comparison of the voting and other rights of holders of OP units, whom we refer to as unitholders or limited partners, and our shareholders, see “COMPARISON OF OWNERSHIP OF OP UNITS AND COMMON SHARES” beginning on page 23 of this prospectus.

General

We are the sole equity owner of Lex GP-1 Trust, or Lex GP-1, a Delaware statutory trust, which is the general partner of LCIF and holds, as of the date of this prospectus, a 1% interest in LCIF. We are also the sole equity owner of Lex LP-1 Trust, or Lex LP-1, a Delaware statutory trust, which holds, as of the date of this prospectus, approximately 85.1 % of the OP units in LCIF. We indirectly hold OP units through these entities.

Issuance of OP Units

Our operating partnership structure enables us to acquire property by issuing OP units to a direct or indirect property owner as a form of consideration. All of the OP units which have been issued as of the date of this prospectus are redeemable, at the option of the holders thereof, on a one-for-one basis (subject to certain anti-dilution adjustments) for common shares at various times, and certain OP units require us to pay distributions to the holders thereof (although certain OP units currently outstanding do not require the payment of distributions). As a result, our cash available for distribution to shareholders is reduced by the amount of the distributions required by the terms of such OP units, and the number of common shares that will be outstanding in the future is expected to increase, from time to time, as such OP units are redeemed for common shares. Lex GP-1 has the right to redeem the OP units held by all, but not less than all, of the unitholders (other than those unitholders identified as the “Special Limited Partners” in the Partnership Agreement) under certain circumstances, including but not limited to a merger, sale of assets, consolidation, share issuance, share redemption or other similar transaction by us or LCIF which would result in a change of beneficial ownership in us or LCIF by 50% or more.

Unitholders hold OP units in LCIF, and all unitholders are entitled to share in the profits and losses of LCIF.

Unitholders have the rights to which limited partners are entitled under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act. The OP units have not been registered pursuant to the federal or state securities laws and are not listed on any exchange or quoted on any national market system.

As of the date of this prospectus, there are 5,647,228 OP units outstanding, of which in addition to the 431,161 OP units to which this prospectus relates, 4,711,769 are also currently redeemable for common shares. The average annualized distribution per OP unit is $1.32. Of the total OP units, 1,666,720 OP units are beneficially owned by two members of our board of trustees.

Purposes, Business And Management

The purpose of LCIF includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Delaware Act, except that the Partnership Agreement requires the business of LCIF to be conducted in such a manner that will permit us to continue to be classified as a REIT under Sections 856 through 860 of the Code, unless we cease to qualify as a REIT for reasons other than the conduct of the business of LCIF. Subject to the foregoing limitation, LCIF may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

We, as sole equity owner of Lex GP-1, which is the sole general partner of LCIF, have exclusive power and authority to conduct the business of LCIF, subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of LCIF by virtue of being a unitholder.

Ability To Engage In Other Businesses; Conflicts Of Interest

Lex GP-1 may not, without the consent of the holders of a majority of the OP units held by the Special Limited Partners, engage in any business other than to hold and own OP units in LCIF. The holders of a majority of the OP units held by the Special Limited Partners have consented to Lex GP-1’s holding and ownership of units of limited partnership of our other operating partnerships and acting as the general partner thereof. Neither LXP nor other persons (including our officers, trustees, employees, agents and other affiliates) are prohibited under the Partnership Agreement from engaging in other business activities or are required to present any business opportunities to LCIF.

Distributions; Allocations Of Income And Loss

Generally, unitholders are allocated and distributed amounts with respect to their OP units which approximate the amount of distributions made with respect to the same number of our common shares, as determined in the manner provided in the Partnership Agreement and subject to certain restrictions and exceptions for certain limited partners. Remaining amounts available for distribution are generally allocated to Lex GP-1.

Borrowing By The Partnership

Lex GP-1 has full power and authority to cause LCIF to borrow money and to issue and guarantee debt.

Reimbursement Of Expenses; Transactions With The General Partner And Its Affiliates

Neither we nor Lex GP-1 receives any compensation for Lex GP-1’s services as general partner of LCIF. Lex GP-1 and Lex LP-1, however, as partners in LCIF, have the same right to allocations and distributions as other partners of LCIF. In addition, LCIF will reimburse Lex GP-1 and us for all expenses incurred by them related to the ownership and operation of, or for the benefit of, LCIF. In the event that certain expenses are incurred for the benefit of LCIF and other entities (including us), such expenses are allocated by us, as sole equity owner of the general partner of LCIF, to LCIF and such other entities in a manner as we, as sole equity owner of the general partner of LCIF, in our sole and absolute discretion deem fair and reasonable. We have guaranteed the obligations of LCIF in connection with the redemption of OP units pursuant to the Partnership Agreement.

We and our affiliates may engage in any transactions with LCIF subject to the fiduciary duties established under applicable law.

Liability Of General Partner And Limited Partners

Lex GP-1, as the general partner of LCIF, is ultimately liable for all general recourse obligations of LCIF to the extent not paid by LCIF. Lex GP-1 is not liable for the nonrecourse obligations of LCIF. The limited partners of LCIF are not required to make additional capital contributions to LCIF. Assuming that a limited partner does not take part in the control of the business of LCIF in its capacity as a limited partner thereof and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the limited partner for obligations of LCIF under the Partnership Agreement and the Delaware Act is generally limited, subject to certain limited exceptions, to the loss of the limited partner’s investment in LCIF. LCIF will operate in a manner the general partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

Exculpation And Indemnification Of The General Partner

Generally, Lex GP-1, as general partner of LCIF (and us as the sole equity owner of the general partner of LCIF) will incur no liability to LCIF or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith. In addition, neither Lex GP-1 nor us are responsible for any misconduct or negligence on the part of their agents, provided such agents were appointed in good faith. Lex GP-1 and the Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that Lex GP-1 and the Company reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The Partnership Agreement also provides that LCIF will indemnify Lex GP-1 and us, our respective directors, trustees and officers, and such other persons as Lex GP-1 and the Company may from time to time designate to the fullest extent permitted under the Delaware Act.

Sales Of Assets

Under the Partnership Agreement, Lex GP-1 generally has the exclusive authority to determine whether, when and on what terms the assets of LCIF will be sold. LCIF, however, is prohibited under the Partnership Agreement and certain contractual agreements from selling certain assets, except in certain limited circumstances. Lex GP-1 may not consent to a sale of all or substantially all of the assets of LCIF, or a merger of LCIF with another entity, without the consent of a majority in interest of the Special Limited Partners.

Lex GP-1 has the right to redeem the OP units held by all, but not less than all, of the unitholders (other than those unitholders identified as the “Special Limited Partners” in the Partnership Agreement) under certain circumstances, including but not limited to a merger, sale of assets, consolidation, share issuance, share redemption or other similar transaction by us or LCIF which would result in a change of beneficial ownership in us or LCIF by 50% or more.

Removal Of The General Partner; Restrictions on Transfer By The General Partner Or Us

The Partnership Agreement provides that the limited partners may not remove Lex GP-1 as general partner of LCIF. Lex GP-1 may not transfer any of its interests as the general partner of LCIF, and Lex LP-1 may not transfer any of its interests as a limited partner in LCIF, except to each other or to us.

Restrictions On Transfer Of OP Units By Unitholders

Unitholders may not transfer their OP units without the consent of Lex GP-1, which may be withheld in its sole and absolute discretion, provided that unitholders may transfer all or a portion of their OP units to (i) immediate family members, (ii) certain 501(c)(3) organizations, (iii) a partner in such unitholder in a distribution to all of its partners or (iv) a lender a security for a loan to be made or guaranteed by such unitholder. However, a unitholder may assign the economic rights associated with its OP units, without the consent of Lex GP-1, but such assignee will not be (i) admitted to LCIF as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner. In addition, unitholders may dispose of their OP units by exercising their rights to have their OP units redeemed for common shares. See “REDEMPTION OF OP UNITS” below.

Issuance Of Additional Limited Partnership Interests

Lex GP-1 is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause LCIF to issue additional OP units to any limited partners or any other persons for such consideration and on such terms and conditions as Lex GP-1 deems appropriate. In addition, Lex GP-1 may cause LCIF to issue additional partnership interests in different series or classes, which may be senior to the OP units. Subject to certain exceptions, no additional OP units may be issued to us, Lex GP-1 or Lex LP-1.

Meetings; Voting

The Partnership Agreement provides that limited partners may not take part in the operation, management or control of LCIF’s business. The Partnership Agreement does not provide for annual meetings of the limited partners, and LCIF does not anticipate calling such meetings.

Amendment Of The Partnership Agreement

The Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and a majority in interest of the Special Limited Partners. Notwithstanding the foregoing, Lex GP-1 has the power, without the consent of limited partners, to amend the Partnership Agreement in certain limited circumstances.

Dissolution, Winding Up And Termination

LCIF will continue indefinitely, unless sooner dissolved and terminated. LCIF will be dissolved, and its affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of Lex GP-1 as general partner (except in certain limited circumstances); (2) the sale of all or substantially all of LCIF’s assets and properties; or (3) the entry of a decree of judicial dissolution of LCIF pursuant to the provisions of the Delaware Act. Upon dissolution, Lex GP-1, as general partner, or any person elected as liquidator by a majority in interest of the limited partners, will proceed to liquidate the assets of LCIF and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

REDEMPTION OF OP UNITS

General

Each unitholder may, subject to certain limitations, require that LCIF redeem its OP units, by delivering a notice to LCIF. We have guaranteed LCIF’s obligation to redeem OP units covered by any such notice. Upon redemption, such unitholder will receive one common share (subject to certain anti-dilution adjustments) in exchange for each OP unit held by such unitholder.

LCIF and the Company will satisfy any redemption right exercised by a unitholder through our issuance of common shares, whether pursuant to this prospectus or otherwise, whereupon we will acquire, and become the owner of, the OP units being redeemed. Each acquisition of OP units by us will be treated as a sale of the OP units by the redeeming unitholders to us for federal income tax purposes. See “-- Tax Treatment of Redemption of OP Units” below. Upon redemption, the former unitholder’s right to receive distributions from LCIF with respect to the OP units redeemed will cease. The unitholder will have rights to dividend distributions as one of our shareholders from the time of its acquisition of our common shares in exchange for the redemption of its OP units.

A unitholder must notify Lex GP-1 and us of its desire to require LCIF to redeem OP units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from us. A unitholder must request the redemption of at least 1,000 OP units, or, if the unitholder holds fewer than 1,000 OP units, all OP units held by such holder. No redemption can occur if the delivery of common shares would be prohibited under the provisions of the declaration of trust designed to protect our qualification as a REIT.

Tax Treatment Of Redemption Of OP Units

The following discussion summarizes certain federal income tax considerations that may be relevant to a unitholder that exercises its right to cause a redemption of its OP units.

The Partnership Agreement provides that the redemption of OP units will be treated by us, LCIF and the redeeming unitholder as a sale of OP units by the unitholder to us at the time of the redemption. The sale will be fully taxable to the redeeming unitholder.

The determination of gain or loss from the sale or other disposition will be based on the difference between the unitholder’s amount realized for tax purposes and his tax basis in such OP units. The amount realized will be measured by the fair market value of property received (e.g., the common shares) plus the portion of LCIF’s liabilities allocable to the OP units sold. In general, a unitholder’s tax basis is based on the cost of the OP units, adjusted for the unitholder’s allocable share of LCIF’s income, loss, distributions and liabilities, and can be determined by reference to LCIF’s Schedule K-1’s. To the extent that the amount realized exceeds the unitholder’s basis for the OP units disposed of, such unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the common shares received upon such disposition. EACH UNITHOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF ITS OP UNITS.

Generally, any gain recognized upon a sale or other disposition of OP units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of OP units attributable to a unitholder’s share of “unrealized receivables” of LCIF (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in LCIF’s income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if LCIF had sold its assets at their fair market value at the time of the transfer of OP units.

For individuals, trusts and estates, the maximum rate of tax on the net capital gain (i.e., long-term gain less short-term capital loss) from a sale or exchange of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 15%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for “unrecaptured Section 1250 gain” (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Treasury Regulations provide that individuals, trusts and estates are subject to a 25% tax to the extent of their allocable share of unrecaptured Section 1250 gain immediately prior to their sale or disposition of the OP units (the “25% Amount”). Provided that the OP units are held as a long-term capital asset, such unitholders would be subject to a maximum rate of tax of 15% of the difference, if any, between any gain on the sale or disposition of the OP units and the 25% Amount.

There is a risk that a redemption by LCIF of OP units issued in exchange for a contribution of property to LCIF may cause the original transfer of property to LCIF in exchange for OP units to be treated as a “disguised sale” of property. Section 707 of the Code and the Treasury Regulations thereunder (the “Disguised Sale Regulations”) generally provide that, unless one of the prescribed exceptions is applicable, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. EACH UNITHOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF OP UNITS COULD BE SUBJECT TO THE DISGUISED SALE REGULATIONS.

REGISTRATION RIGHTS

We have filed the registration statement of which this prospectus is a part pursuant to our obligations under the Partnership Agreement in conjunction with certain agreements entered into in connection with the acquisition of certain properties. Under these agreements, executed in conjunction with the parties listed therein, we are obligated to use our reasonable efforts to keep the registration statement continuously effective for a period expiring on the date on which all of the OP units covered by these agreements have been redeemed pursuant to the registration statement. Any common shares that have been sold pursuant to such agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of those agreements.

We have no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby and the registration statement will not be available for use for an underwritten public offering of such shares.

Pursuant to these agreements, we agreed to pay all expenses of effecting the registration of the common shares covered by this prospectus (other than underwriting discounts and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the registration statement.

COMPARISON OF OWNERSHIP OF OP UNITS AND COMMON SHARES

The information below highlights a number of the significant differences between LCIF and us relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of OP units and common shares, respectively. These comparisons are intended to assist unitholders in understanding how their investment will be changed if their OP units are redeemed for common shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and unitholders should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about us.

THE OPERATING PARTNERSHIP	THE COMPANY
FORM OF ORGANIZATION AND ASSETS OWNED
LCIF is organized as a Delaware limited partnership. LCIF owns interests (directly and indirectly through subsidiaries) in properties.

We are a Maryland statutory real estate investment trust. We believe that we have operated so as to qualify as a REIT under the Code, commencing with our taxable year ended December 31, 1993, and intend to continue to so operate. Our indirect interest in LCIF gives us an indirect investment in the properties owned by LCIF. In addition, we own (either directly or indirectly through interests in subsidiaries other than LCIF) interests in other properties.

LENGTH OF INVESTMENT
LCIF has a perpetual term, unless sooner dissolved and terminated.	We have a perpetual term and intend to continue our operations for an indefinite time period.
PURPOSE AND PERMITTED INVESTMENTS

LCIF’s purpose is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Delaware Act, provided that such business is to be conducted in a manner that permits us to be qualified as a REIT unless we cease to qualify as REIT for reason other than the conduct of LCIF’s business. LCIF may not take, or refrain from taking, any action which, in the judgment of the general partner (which is wholly owned by us) (i) could adversely affect our ability to continue to qualify as a REIT, (ii) could subject the general partner to any additional taxes under Section 857 or Section 4981 of the Code, or any other Section of the Code, or (iii) could violate any law or regulation of any governmental body (unless such action, or inaction, is specifically consented to by the general partner).

Our purposes are to engage in the real estate business and lawful activities incidental thereto, and to engage in any lawful activity permitted under the applicable laws of the State of Maryland. We are permitted by the Partnership Agreement to engage in activities not related to the business of LCIF, including activities in direct or indirect competition with LCIF, and may own assets other than our interest in LCIF and such other assets necessary to carry out our responsibilities under the Partnership Agreement and our declaration of trust. In addition, we have no obligation to present opportunities to LCIF and the unitholders have no rights by virtue of the Partnership Agreement in any of our outside business ventures.

ADDITIONAL EQUITY

LCIF is authorized to issue OP units and other partnership interests (including partnership interests of different series or classes that may be senior to OP units) as determined by the general partner, in its sole discretion.

Our board of trustees may issue, in its discretion, additional equity securities consisting of common shares and/or preferred shares. However, the total number of shares issued may not exceed the authorized number of capital shares set forth in our declaration of trust. The proceeds of equity capital raised by us are not required to be contributed to LCIF; provided, however, that if we desire to increase our ownership of OP units, we may only do so by contributing the proceeds of equity capital raised by us.

BORROWING POLICIES
LCIF has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of LCIF.	Neither our declaration of trust nor our by-laws impose any restrictions on our ability to borrow money. We are not required to incur our indebtedness through LCIF.
OTHER INVESTMENT RESTRICTIONS

Other than restrictions precluding investments by LCIF that would adversely affect our qualification as a REIT, there are no restrictions upon LCIF’s authority to enter into certain transactions, including among others, making investments, lending LCIF funds, or reinvesting LCIF’s cash flow and net sale or refinancing proceeds.

Neither our declaration of trust nor our by-laws impose any restrictions upon the types of investments made by us.
MANAGEMENT CONTROL

All management powers over the business and affairs of LCIF are vested in the general partner of LCIF, and no limited partner of LCIF has any right to participate in or exercise control or management power over the business and affairs of LCIF except that (1) the general partner of LCIF may not consent to the participation of LCIF in any merger, consolidation or other combination with or into another person or entity, or a sale of all or substantially all of LCIF’s assets without the consent of a majority in interest of the Special Limited Partners, and (2) there are certain limitations on the ability of the general partner of LCIF to cause or permit LCIF to dissolve. See “—VOTING RIGHTS —VOTE REQUIRED TO DISSOLVE THE OPERATING PARTNERSHIP OR US” below. The general partner may not be removed by the limited partners of LCIF with or without cause.

Our board of trustees has exclusive control over our business and affairs subject only to the restrictions in our declaration of trust and by-laws. Our board of trustees consists of nine trustees, which number may be increased or decreased by vote of at least a majority of the entire board of trustees pursuant to our by-laws, but may not be greater than nine or be less than three, unless we amend our by-laws. The trustees are elected at each annual meeting of our shareholders. The policies adopted by the board of trustees may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of trustees, shareholders have no control over our ordinary business policies.

DUTIES

Under Delaware law, the general partner of LCIF is accountable to LCIF as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, the general partner may, but is under no obligation to, take into account the tax consequences to any partner of any action taken by it, and the general partner is not liable for monetary damages for losses sustained or liabilities incurred by partners as a result of errors of judgment or of any act or omission, provided that the general partner has acted in good faith.

Under Maryland law, our trustees must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Trustees who act in such a manner generally will not be liable to us for monetary damages arising from their activities.

MANAGEMENT LIABILITY AND INDEMNIFICATION

Under Delaware law, the general partner has liability for the payment of the obligations and debts of LCIF unless limitations upon such liability are stated in the document or instrument evidencing the obligation. Under the Partnership Agreement, LCIF has agreed to indemnify Lex GP-1 and us, and any director, trustee or officer of Lex GP-1 or us to the fullest extent permitted under the Delaware Act. The reasonable expenses incurred by an indemnitee may be reimbursed by LCIF in advance of the final disposition of the proceeding upon receipt by LCIF of a written affirmation by such indemnitee of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by such indemnitee to repay the amount if it is ultimately determined that such standard was not met.

Under our declaration of trust, the liability of our trustees and officers to us and our shareholders for money damages is limited to the fullest extent permitted under Maryland law. Under our declaration of trust we have agreed to indemnify our trustees and officers, to the fullest extent permitted under Maryland law and to indemnify our other employees and agents to such extent as authorized by our board of trustees or our by-laws, but only to the extent permitted under applicable law.

ANTI-TAKEOVER PROVISIONS

Except in limited circumstances (see “—VOTING RIGHTS” below), the general partner of LCIF has exclusive management power over the business and affairs of LCIF. The general partner may not be removed by the limited partners with or without cause. Under the Partnership Agreement, a limited partner may transfer his or her interest as a limited partner (subject to certain limited exceptions set forth in the Partnership Agreement), without obtaining the approval of the general partner. However, without the consent of the general partner, a transferee will not be (i) admitted to LCIF as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner.

Our declaration of trust and by-laws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of us or the removal of incumbent management. These provisions include, among others: (1) authorized capital shares that may be issued as preferred shares in the discretion of the board of trustees, with superior voting rights to the common shares; (2) a requirement that trustees may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the combined voting power of all classes of shares of beneficial interest entitled to vote in the election of trustees; and (3) provisions designed to, among other things, avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code.

Furthermore, under Maryland law, “business combinations” between a Maryland real estate investment trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Finally, Maryland law provides that “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer and by officers or trustees who are employees of the trust. See “RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES AND ANTI-TAKEOVER PROVISIONS – Maryland Law,” on page 15 of this prospectus.

VOTING RIGHTS

All decisions relating to the operation and management of LCIF are made by the general partner. See “DESCRIPTION OF OP UNITS” beginning on page 18 of this prospectus. As of the date of this prospectus, we held, through Lex GP-1 and Lex LP-1, approximately 86.1% of the outstanding OP units. As OP units are redeemed by unitholders, our percentage ownership of LCIF will increase.

We are managed and controlled by a board of trustees presently consisting of nine members. Each trustee is to be elected by the shareholders at annual meetings of our shareholders. Maryland law requires that certain major corporate transactions, including most amendments to the declaration of trust, may not be consummated without the approval of shareholders as set forth below. All common shares have one vote, and the declaration of trust permits the board of trustees to classify and issue preferred shares in one or more series having voting power which may differ from that of the common shares. See “DESCRIPTION OF OUR COMMON SHARES” beginning on page 12 of this prospectus.

The following is a comparison of the voting rights of the limited partners of LCIF and our shareholders as they relate to certain major transactions:

A. AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF TRUST.

The Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and a majority in interest of the Special Limited Partners. Certain amendments that affect the fundamental rights of a limited partner must be approved by each affected limited partner. In addition, the general partner may, without the consent of the limited partners, amend the Partnership Agreement as to certain ministerial matters.

Amendments to our declaration of trust must be approved by our board of trustees and generally by at least a majority of the votes entitled to be cast on that matter at a meeting of shareholders. Certain amendments that affect provisions on termination require the affirmative vote of two-thirds of the votes entitled to be cast. In addition, our declaration of trust may be amended by a two-thirds majority of our trustees, without shareholder approval, in order to preserve our qualification as a REIT under the Code.

B. VOTE REQUIRED TO DISSOLVE OR TERMINATE THE OPERATING PARTNERSHIP OR US.
LCIF may be dissolved upon the occurrence of certain events, none of which require the consent of the limited partners.	We may be terminated only upon the affirmative vote of the holders of two-thirds of the outstanding common shares.
C. VOTE REQUIRED TO SELL ASSETS OR MERGE.

Under the Partnership Agreement, the sale, exchange, transfer or other disposition of all or substantially all of LCIF’s assets, or a merger or consolidation of LCIF, requires the consent of a majority in interest of the Special Limited Partners. The general partner of LCIF has the exclusive authority to sell individual assets of LCIF.

Under Maryland law and our declaration of trust, the sale of all or substantially all of our assets, or a merger or consolidation of us, requires the approval of our board of trustees and the holders of a majority of the outstanding common shares. No approval of the shareholders is required for the sale of less than all or substantially all of our assets.

COMPENSATION, FEES AND DISTRIBUTIONS

The general partner does not receive any compensation for its services as general partner of LCIF. As a partner in LCIF, however, the general partner has the same right to allocations and distributions as other partners of LCIF. In addition, LCIF will reimburse Lex GP-1 (and us) for all expenses incurred relating to the ownership and operation of LCIF and any other offering of additional partnership interests in LCIF.

Our non-employee trustees and our officers receive compensation for their services.
LIABILITY OF INVESTORS
Under the Partnership Agreement and applicable state law, the liability of the limited partners for LCIF’s debts and obligations is generally limited to the amount of their investment in LCIF.	Under Maryland law, our shareholders are generally not personally liable for our debts or obligations.

NATURE OF INVESTMENT

The OP units constitute equity interests in LCIF. Generally, unitholders are allocated and distributed amounts with respect to their OP units which approximate the amount of distributions made with respect to the same number of our common shares, as determined in the manner provided in the Partnership Agreement and subject to certain restrictions and exceptions for certain limited partners. LCIF generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

Common shares constitute equity interests in us. We are entitled to receive our pro rata share of distributions made by LCIF with respect to OP units held by us, and by our other direct subsidiaries. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the common shares. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as authorized by our board of trustees and declared by us. In order to continue to qualify as a REIT, we generally must distribute at least 90% of our net taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

POTENTIAL DILUTION OF RIGHTS

Lex GP-1 is authorized, in its sole discretion and without limited partner approval, to cause LCIF to issue additional OP units and other equity securities for any partnership purpose at any time to the limited partners or to other persons (including the general partner under certain circumstances set forth in the Partnership Agreement).

Our board of trustees may authorize us to issue, in its discretion, additional shares, and has the authority to cause us to issue from authorized capital a variety of other equity securities with such powers, preferences and rights as the board of trustees may designate at the time. The issuance of either additional common shares or other similar equity securities may result in the dilution of the interests of the shareholders.

LIQUIDITY

Limited partners may generally transfer their OP units without the general partner’s consent. However, without the consent of the general partner, a transferee will not be (i) admitted to LCIF as a substituted limited partner or (ii) entitled to the same rights as a substituted limited partner. Certain limited partners have the right to tender their OP units for redemption by LCIF at certain times, as specified in the Partnership Agreement. See “REDEMPTION OF OP UNITS” beginning on page 21 of this prospectus.

The common shares covered by this prospectus will be freely transferable as registered securities under the Securities Act. Our common shares are listed on the New York Stock Exchange. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in the Company and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

FEDERAL INCOME TAXATION

LCIF is not subject to federal income taxes. Instead, each unitholder includes its allocable share of LCIF’s taxable income or loss in determining its individual federal income tax liability. The maximum federal income tax rate for individuals under current law is 35%.

We have elected to be taxed as a REIT. So long as we qualify as a REIT, we will be permitted to deduct distributions paid to our shareholders, which effectively will reduce the “double taxation” that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A qualified REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations under current law is 35%.

A unitholder’s share of income and loss generated by LCIF generally is subject to the “passive activity” limitations. Under the “passive activity” rules, income and loss from LCIF that are considered “passive income” generally can be offset against income and loss from other investments that constitute “passive activities.” Cash distributions from LCIF are not taxable to a unitholder except to the extent such distributions exceed such unitholder’s basis in its interest in LCIF (which will include such holder’s allocable share of LCIF’s taxable income and nonrecourse debt).

Dividends paid by us will be treated as “portfolio” income and cannot be offset with losses from “passive activities.” The maximum federal income tax rate for individuals under current law is 35%. Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to certain limitations, but generally would not be eligible for certain recently-enacted reduced rates. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder’s adjusted basis in its common shares, with the excess taxed as capital gain.

Each year, unitholders will receive a Schedule K-1 containing detailed tax information for inclusion in preparing their federal income tax returns.	Each year, shareholders will receive an IRS Form 1099 used by corporations to report dividends paid to their shareholders.
Unitholders are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which LCIF owns property, even if they are not residents of those states.

Shareholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

FEDERAL INCOME TAX CONSIDERATIONS

You are advised to assume that the information in this prospectus is accurate only as of its date.

The following discussion summarizes the material federal income tax considerations to you as a prospective holder of our common shares. For a discussion of certain federal income tax considerations that may be relevant to a unitholder that exercises its right to redeem OP units, see “REDEMPTION OF OP UNITS – Tax Treatment of Redemption of OP Units” beginning on page 21 of this prospectus. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all of our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

The information in this section is based on the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.

On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 (the ‘‘American Jobs Creation Act of 2004’’). The legislation makes a number of changes to the REIT rules in the Code, generally taking effect in our taxable year beginning January 1, 2005. The Gulf Opportunity Zone Act of 2005, signed into law on December 21, 2005, makes a number of technical corrections to the American Jobs Creation Act of 2004 which clarify REIT rules.

EACH PROSPECTIVE PURCHASER OF COMMON SHARES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

•       First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•       Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

•       Third, if we have (a) net income from the sale or other disposition of “foreclosure property”, which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

•       Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•       Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

•       Sixth, if we should fail to satisfy the asset tests (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met and do not qualify for a de minimus exception, we may be subject to a tax that would be the greater of (a) $50,000; or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification) within six months.

•       Seventh, if we should fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset test, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we may be subject to a $50,000 penalty for each failure.

•      Eighth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•       Ninth, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we do not elect to be taxed at the time of the acquisition, we would be subject to tax at the highest corporate rate if we dispose of such asset during the ten-year period beginning on the date that we acquired that asset, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time) (we refer to this tax as the “Built-in Gains Tax”).

•       Tenth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

Requirements for Qualification. A REIT is a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) which has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (the “5/50 Rule”), and (8) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of twelve (12) months, or during a proportionate part of a taxable year of less than twelve (12) months. We expect to meet the ownership test immediately after the transaction contemplated herein.

We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement. See the section entitled “DESCRIPTION OF OUR COMMON SHARES” beginning on page 12 of this prospectus and the section entitled “RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES AND ANTI-TAKEOVER PROVISIONS” beginning on page 14 of this prospectus.

The Code allows a REIT to own wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

A REIT may also hold any direct or indirect interest in a corporation that qualifies as a “taxable REIT subsidiary”, as long as the REIT’s aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT’s total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See “Asset Tests” below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm’s-length.

In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities. For taxable years beginning on or after January 1, 2005, the American Jobs Creation Act of 2004 clarifies the types of transactions that are hedging transactions for purposes of the 95% gross income test and states that any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property (based on the ratio of fair market value of personal and real property) will not qualify as “rents from real property.” Finally, in order for rents received to qualify as “rents from real property,” we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property (“Permissible Services”).

Rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for “impermissible services” with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing “impermissible services” will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, we file a schedule describing the nature and amounts of our items of gross income for such taxable year, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% gross income test or the amount by which 95% (90% for taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to qualify as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including our allocable share of real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries, stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items (including certain receivables) and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under “Requirements for Qualification”). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% asset test”), (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer (the “10% voting securities test”) and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the “10% value test”).

The following assets are not treated as ‘‘securities’’ held by us for purposes of the 10% value test (i) ‘‘straight debt’’ meeting certain requirements, unless we hold (either directly or through our ‘‘controlled’’ taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of such issuer’s outstanding securities; (ii) loans to individuals or estates; (iii) certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons; (iv) obligations to pay us amounts qualifying as ‘‘rents from real property’’ under the 75% and 95% gross income tests; (v) securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any person not described in this category, or payments on any obligation issued by such an entity; (vi) securities issued by another qualifying REIT; and (vii) other arrangements identified in Treasury regulations (which have not yet been issued or proposed). In addition, any debt instrument issued by a partnership will not be treated as a ‘‘security’’ under the 10% value test if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75% gross income test.

If the partnership fails to meet the 75% gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a ‘‘security’’ to the extent of our interest as a partner in the partnership. Also, in looking through any partnership to determine our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.

We believe that substantially all of our assets consist and, after the offering, will consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We also believe that the value of our securities in our taxable REIT subsidiaries will not exceed 20% of the value of our total assets. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within thirty (30) days after the close of the calendar quarter in which it arose. If we were to fail any of the asset tests at the end of any quarter without curing such failure within 30 days after the end of such quarter, we would fail to qualify as a REIT, unless we were to qualify under certain relief provisions enacted as part of the American Jobs Creation Act of 2004. Under one of these relief provisions, if we were to fail the 5% asset test, the 10% voting securities test, or the 10% value test, we nevertheless would continue to qualify as a REIT if the failure was due to the ownership of assets having a total value not exceeding the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, and we were to dispose of such assets (or otherwise meet such asset tests) within six months after the end of the quarter in which the failure was identified. If we were to fail to meet any of the REIT asset tests for a particular quarter, but we did not qualify for the relief for de minimis failures that is described in the preceding sentence, then we would be deemed to have satisfied the relevant asset test if: (i) following our identification of the failure, we were to file a schedule with a description of each asset that caused the failure; (ii) the failure was due to reasonable cause and not due to willful neglect; (iii) we were to dispose of the non-qualifying asset (or otherwise meet the relevant asset test) within six months after the last day of the quarter in which the failure was identified, and (iv) we were to pay a penalty tax equal to the greater of $50,000, or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset during the period beginning on the first date of the failure and ending on the date we dispose of the asset (or otherwise cure the asset test failure). These relief provisions will be available to us in our taxable years beginning on or after January 1, 2005, although it is not possible to predict whether in all circumstances we would be entitled to the benefit of these relief provisions.

Annual Distributions Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our ‘‘REIT taxable income’’ (determined without regard to the deduction for dividends paid and by excluding any net capital gain) and any after-tax net income from foreclosure property, minus (2) the sum of certain items of ‘‘excess noncash income’’ such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a ‘‘subsequent declared dividend’’) as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the nondeductible 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS or us, we may be permitted to remedy such failure by paying a ‘‘deficiency dividend’’ in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the nondeductible 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make nondeductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

Failure to Qualify. Under a new relief provision enacted as part of the American Jobs Creation Act of 2004, if we were to fail to satisfy one or more requirements for REIT qualification, other than an asset or income test violation of a type for which relief is otherwise available as described above, we would retain our REIT qualification if the failure was due to reasonable cause and not willful neglect, and if we were to pay a penalty of $50,000 for each such failure. This new relief provision will be available to us in our taxable years beginning on or after January 1, 2005, although it is not possible to predict whether in all circumstances we would be entitled to the benefit of this relief provision.

If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible from our taxable income nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction and shareholders taxed as individuals may be eligible for a reduced tax rate on “qualified dividend income” from regular C corporations.

If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within 10 years of the date we requalify as a REIT under federal income tax laws.

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a holder of our common shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the shares constitute dividends for tax purposes, our earnings and profits will be allocated first to distributions with respect to the Series B Preferred Shares, Series C Preferred Shares and all other series of preferred shares that are equal in rank as to distributions and upon liquidation with the Series B Preferred Shares and Series C Preferred Shares, and second to distributions with respect to our common shares. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any common shares.

Under the Jobs Growth Tax Relief Reconciliation Act of 2003, certain ‘‘qualified dividend income’’ received by domestic non-corporate shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the legislation, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced tax rates and, therefore, will continue to be subject to tax at ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2008), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as ‘‘qualified dividend income’’ eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries) in which the REIT has invested. Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s ‘‘REIT taxable income’’ for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax (as described above) in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed above.

Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder’s shares, and will result in a corresponding reduction in the shareholder’s basis in the shares. Any reduction in a shareholder’s tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder’s shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as ‘‘portfolio’’ income for purposes of the passive activity loss limitation and shareholders generally will not be able to offset any ‘‘passive losses’’ against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder’s adjusted basis of such shares. Such gain or loss will generally be short term capital gain or loss if the shareholder has not held such shares for more than one year and will be long term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains and (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

Backup Withholding

We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding (currently at the rate of 28% for 2006) with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us. See ‘‘— Taxation of Non-U.S. Shareholders’’ below. Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. shareholders (persons other than U.S. shareholders, also further described below). Non-U.S. shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

Taxation of Non-U.S. Shareholders

The following discussion is only a summary of the rules governing United States federal income taxation of non-U.S. shareholders such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder. We would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the non-U.S. shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. shareholder’s United States tax liability, if any, with respect to the distribution.

For any year in which we qualify as a REIT, distributions to non-U.S. shareholders who own more than 5% of our shares and that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (‘‘FIRPTA’’). Under FIRPTA, a non-U.S. shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. shareholders that own more than 5% of our shares would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions made to non-U.S shareholders who own more than 5% of our shares may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the non-U.S. shareholder’s FIRPTA tax liability.

If a non-U.S. shareholder does not own more than 5% of our shares during the tax year within which the distribution is received, the gain will not be considered to be effectively connected with a U.S. business. As such, a non-U.S. shareholder who does not own more than 5% of our shares would not be required to file a U.S. Federal income tax return by reason of receiving such a distribution. In this case, the distribution will be treated as a REIT dividend to that non-U.S. shareholder and taxed as a REIT dividend that is not a capital gain as described above. In addition, the branch profits tax will not apply to such distributions. If our common shares cease to be regularly traded on an established securities market in the United States, all non-U.S. holders of our common shares (including holders of 5% of our common shares) would be subject to taxation under FIRPTA with respect to capital gains distributions.

Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a ‘‘domestically controlled REIT,’’ defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a ‘‘domestically controlled REIT’’ after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a ‘‘domestically controlled REIT.’’ In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period will not recognize taxable gain on the sale of its shares under FIRPTA if the shares are regularly traded on an established securities market in the United States. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a ‘‘tax home’’ in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (‘‘Exempt Organizations’’), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (‘‘UBTI’’). While investments in real estate may generate UBTI, the IRS has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on our intention to invest our assets in a manner that will avoid the recognition of UBTI, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the ‘‘debt-financed property’’ rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under specified provisions of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the ‘‘UBTI Percentage’’) in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our capital shares collectively owns more than 50% of the value of our capital shares.

Taxation of Reinvested Dividends

Shareholders who elect to participate in our dividend reinvestment plan will be deemed to have received the gross amount of dividends distributed on their behalf by the plan agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by us and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

Other Tax Considerations

Entity Classification. A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

We believe that each partnership in which we hold a 10% or more interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as “Book-Tax Difference”). Special rules under Section 704(c) of the Code and the regulations thereunder require special allocations of income, gain, loss and deduction with respect to contributed property, which tend to eliminate the Book-Tax Difference over the depreciable lives of such property, but which may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause us (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale.

EXPERTS

The consolidated financial statements and related financial statement schedule included in our Annual Report on Form 10-K as of and for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated herein by reference in reliance on the reports, also incorporated herein by reference, of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain operating expenses of six properties acquired from affiliates of Wells Real Estate Investment Trust Inc. for the year ended December 31, 2004, included in our Current Report on Form 8-K/A filed with the SEC on June 29, 2005, incorporated by reference in this prospectus, have been incorporated herein by reference in reliance on the report, also incorporate herein by reference, of Marks Paneth & Shron, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Seth M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving on our board of trustees and will continue to do so at least until the 2006 Annual Meeting of Shareholders. As of the date of this prospectus, Mr. Zachary beneficially owns 50,831 common shares. Certain legal matters under Maryland law, including the legality of the common shares covered by this prospectus, will be passed on for us by Venable LLP, Baltimore, Maryland.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports and other information with the SEC. Our SEC filing number is 1-12386. You can inspect and copy reports, proxy statements and other information filed by us at the Public Reference Room maintained by the SEC at 100 Fifth Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can obtain copies of this material by mail from the Public Reference Section of the SEC at prescribed rates. You can also obtain such reports, proxy statements and other information from the web site that the SEC maintains at http://www.sec.gov.

Reports, proxy statements and other information concerning us may also be obtained electronically at our website, http://www.lxp.com and through a variety of databases, including, among others, the SEC’s Electronic Data Gathering and Retrieval (‘‘EDGAR’’) program, Knight-Ridder Information Inc., Federal Filing/Dow Jones and Lexis/Nexis. None of the information on our website that is not otherwise expressly set forth in or incorporated by reference in this prospectus is a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means:

•	we can disclose important information to you by referring you to those documents;
•	the information incorporated by reference is considered to be part of this prospectus; and
•	information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which is commonly referred to as the Exchange Act (although with respect to the Form 8-Ks listed below, we are only incorporating by reference those portions of such Form 8-Ks that were deemed “filed” with the SEC and not those portions that were deemed “furnished” to the SEC):

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005;
•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 9, 2005;
•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005;
•

Our Current Reports on Form 8-K or Form 8-K/A filed on January 3, January 11, January 28, February 17, February 22, March 3, March 31, April 19, May 5, June 29, June 30, July 18, August 2, September 13, October 6, October 11, November 4, and December 2, 2005, and January 5, January 6, 2006; and

•	Our Definitive Proxy Statement on Schedule 14A, filed on April 26, 2005.

If any statement in this prospectus is inconsistent with a statement in one of the incorporated documents referred to above, then the statement in the incorporated document will be deemed to have been superseded by the statement in this prospectus.

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address or telephone number:

Lexington Corporate Properties Trust

Attention: T. Wilson Eglin, Chief Executive Officer

One Penn Plaza, Suite 4015

New York, NY 10119-4015

(212) 692-7200

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus in connection with the offer made by this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any security other than the redemption shares offered hereby, nor does it constitute an offer to sell or a solicitation of any offer to buy any of the redemption shares offered by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

431,161 Shares

LEXINGTON
CORPORATE
PROPERTIES TRUST

Common Shares

PROSPECTUS

The date of this prospectus is January 27, 2006.